J. THOMAS COOKSON PARTNER Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, Florida 33131 DIRECT (305) 379-9141 FAX (305) 347-7767 EMAIL TCookson@shutts.com

July 2, 2021

VIA EDGAR

Nicholas Lamparski

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rennova Health, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 21, 2021
File No. 333-252995

Dear Mr. Lamparski:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated June 9, 2021, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on May 21, 2021. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each item immediately thereafter. Please also note that we are simultaneously filing Amendment No. 2 to the Registration Statement on Form S-1.

The Offering, page 6

1.	We re-issue comment 1 in part, as you have not revised your disclosure on page 6 under the heading “Offering Price per Share” to state that the selling shareholders will offer and sell their shares at a fixed price until your common stock is quoted on the OTCQB or OTOQX marketplace or listed on a national securities exchange and, thereafter, at prevailing market prices or prices determined in negotiated transactions. Please revise.

In response to the Staff’s comment, the disclosure on page 6 of the prospectus under the heading “Offering Price per Share” has been revised.

Nicholas Lamparski

United States Securities and Exchange Commission

July 2, 2021

General

2.	Please file your Form 10-Q for the period ended March 31, 2021 and update the Incorporation of Certain Information by Reference section accordingly. Refer to Instruction VII.B of Form S-1. In addition, revise to update the Management’s Discussion and Analysis of Financial Condition and Results of Operations section and any other required financial disclosure accordingly.

The Company filed its Quarterly Report on Form 10-Q for the period ended March 31, 2021 on June 14, 2021. In response to the Staff’s comment, we have revised the disclosure under “Incorporation of Certain Information by Reference” on page 69 of the prospectus. We have also updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections and all other required financial disclosures.

If you have any questions, please contact me at (305) 379-9141 or tcookson@shutts.com.

Very truly yours,

Shutts & Bowen LLP

/s/ J. Thomas Cookson
J. Thomas Cookson

cc:	Lilyanna Peyser
Securities and Exchange Commission

Seamus Lagan
Rennova Health, Inc.